SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2019
Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2019

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being filed by Adecoagro S.A. (“Adecoagro” or the “Company”) with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the SEC on December 6, 2013 (File No. 333-191325) and will be deemed to be a part thereof from the date on which this Form 6-K is filed with the SEC, to the extent not superseded by documents or reports subsequently filed or furnished. The Company is filing this report on Form 6-K for the purpose of filing a copy of the Company’s unaudited condensed consolidated interim financial statements as of and for the six month period ended June 30, 2019 (the “Consolidated Financial Statements”) as Exhibit 99.1. The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

Forward-Looking Statements

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

Date: August 15, 2019	By:	/s/ Carlos Boero Hughes
	Name:	Carlos Boero Hughes
	Title:	Chief Financial Officer

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of June 30, 2019 and for the six and three-month periods ended June 30, 2019 and 2018

Legal information

Denomination: Adecoagro S.A.
Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock:: 122,381,815 common shares
Outstanding Capital Stock: 117,778,818 common shares
Treasury Shares: 4,602,997 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the six-month and three-month periods ended June 30, 2019 and 2018
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30,		Three-months ended June 30,
	Note	2019	2018 (*)	2019	2018 (*)

		(unaudited)
Sales of goods and services rendered	4	387,601	371,486	227,786	215,919
Cost of goods sold and services rendered	5	(293,195)	(285,495)	(169,257)	(164,547)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	51,468	35,508	28,300	19,427
Changes in net realizable value of agricultural produce after harvest		(2,602)	7,348	(3,958)	8,039
Margin on manufacturing and agricultural activities before operating expenses		143,272	128,847	82,871	78,838
General and administrative expenses	6	(29,616)	(29,884)	(16,155)	(14,712)
Selling expenses	6	(48,133)	(39,644)	(27,761)	(23,318)
Other operating (loss) / income, net	8	(8,682)	85,551	(6,251)	63,463
Profit from operations before financing and taxation		56,841	144,870	32,704	104,271
Finance income	9	4,765	4,843	1,832	1,837
Finance costs	9	(64,406)	(169,689)	(20,032)	(141,472)
Other financial results - Net gain of inflation effects on the monetary items	9	42,016	—	24,230	—
Financial results, net	9	(17,625)	(164,846)	6,030	(139,635)
Profit / (loss) before income tax		39,216	(19,976)	38,734	(35,364)
Income tax (expense) / benefit	10	(18,189)	9,443	(15,472)	13,935
Profit / (loss) for the period		21,027	(10,533)	23,262	(21,429)
Attributable to:
Equity holders of the parent		19,838	(12,389)	22,991	(21,654)
Non-controlling interest		1,189	1,856	271	225

Earnings / (Loss) per share attributable to the equity holders of the parent during the period:
Basic		0.170	(0.106)	0.197	(0.185)
Diluted		0.168	(0.106)	0.195	(0.185)

(*) Prior period have been recast to reflect the Company’s change in accounting policy for investment properties as described in Note 29.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

    Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the six-month and three-month periods ended June 30, 2019 and 2018
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Six-months ended June 30,		Three-months ended June 30,
	2019	2018 (*)	2019	2018 (*)

	(unaudited)

Profit / (Loss) for the period	21,027	(10,533)	23,262	(21,429)
Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	62,624	(83,315)	85,105	(76,317)
Cash flow hedge, net of tax (Note 2)	(462)	(24,319)	5,152	(20,699)
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	(46,985)	—	(64,222)	—
Other comprehensive income / (loss) for the period	15,177	(107,634)	26,035	(97,016)
Total comprehensive income / (loss) for the period	36,204	(118,167)	49,297	(118,445)

Attributable to:
Equity holders of the parent	34,785	(117,523)	47,878	(116,642)
Non-controlling interest	1,419	(644)	1,419	(1,803)

(*) Prior period have been recast to reflect the Company’s change in accounting policy for investment properties as described in Note 29.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of June 30, 2019 and December 31, 2018
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		June 30,	December 31,
	Note	2019	2018
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	11	1,613,844	1,480,439
Right of use assets	12	249,103	—
Investment property	13	40,725	40,725
Intangible assets	14	36,372	27,909
Biological assets	15	13,420	11,270
Deferred income tax assets	10	8,890	16,191
Trade and other receivables, net	17	45,115	38,820
Other assets		1,098	1,184
Total Non-Current Assets		2,008,567	1,616,538
Current Assets
Biological assets	15	84,824	94,117
Inventories	18	200,853	128,102
Trade and other receivables, net	17	149,419	158,686
Derivative financial instruments	16	1,716	6,286
Other assets		158	8
Cash and cash equivalents	19	137,990	273,635
Total Current Assets		574,960	660,834
TOTAL ASSETS		2,583,527	2,277,372
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	20	183,573	183,573
Share premium	20	904,958	900,503
Cumulative translation adjustment		(637,554)	(666,037)
Equity-settled compensation		13,565	16,191
Cash flow hedge		(57,346)	(56,884)
Other reserves		45,613	32,380
Treasury shares		(6,907)	(8,741)
Revaluation surplus		365,771	383,889
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		247,718	237,188
Equity attributable to equity holders of the parent		1,100,965	1,063,636
Non-controlling interest		45,733	44,509
TOTAL SHAREHOLDERS EQUITY		1,146,698	1,108,145
LIABILITIES
Non-Current Liabilities
Trade and other payables	22	3,517	211
Borrowings	23	706,469	718,484
Lease liabilities	24	172,487	—
Deferred income tax liabilities	10	181,445	168,171
Payroll and social security liabilities	25	956	1,219
Provisions for other liabilities	26	3,294	3,296
Total Non-Current Liabilities		1,068,168	891,381
Current Liabilities
Trade and other payables	22	87,240	106,226
Current income tax liabilities		1,562	1,398
Payroll and social security liabilities	25	25,811	25,978
Borrowings	23	206,747	143,632
Lease liabilities	24	42,679	—
Derivative financial instruments	16	3,762	283
Provisions for other liabilities	26	860	329
Total Current Liabilities		368,661	277,846
TOTAL LIABILITIES		1,436,829	1,169,227
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		2,583,527	2,277,372

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the six-month periods ended June 30, 2019 and 2018 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 19)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Treasury shares	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2018	183,573	908,934	(552,604)	17,852	(24,691)	(6,967)	41,574	106,209	673,880	9,139	683,019
Profit for the period	—	—	—	—	—	—	—	(12,389)	(12,389)	1,856	(10,533)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(80,816)	—	—	—	—	—	(80,816)	(2,499)	(83,315)
Cash flow hedge (*)	—	—	—	—	(24,318)	—	—	—	(24,318)	(1)	(24,319)
Other comprehensive income for the period	—	—	(80,816)	—	(24,318)	—	—	—	(105,134)	(2,500)	(107,634)
Total comprehensive income for the period	—	—	(80,816)	—	(24,318)	—	—	(12,389)	(117,523)	(644)	(118,167)

- Employee share options (Note 21)
Exercised/ Forfeited	—	—	—	(12)	—	—	—	12	—	—	—
- Restricted shares (Note 21):
Value of employee services	—	—	—	2,200	—	—	—	—	2,200	—	2,200
Vested	—	4,768	—	(5,512)	—	744	—	—	—	—	—
-Purchase of own shares (Note 20)	—	(13,206)	—	—	—	(2,519)	—	—	(15,725)	—	(15,725)
Balance at June 30, 2018 (unaudited) (**)	183,573	900,496	(633,420)	14,528	(49,009)	(8,742)	41,574	93,832	542,832	8,495	551,327

(*) Net of 9,601 of Income Tax.
(**) 2018 information has been recast to reflect the Company’s change in accounting policy for investment properties as described in Note 29.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the six-month periods ended June 30, 2019 and 2018 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 19)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves (***)	Treasury shares	Revaluation surplus (**)	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2019	183,573	900,503	(666,037)	16,191	(56,884)	32,380	(8,741)	383,889	41,574	237,188	1,063,636	44,509	1,108,145
Loss for the period	—	—	—	—	—		—	—	—	19,838	19,838	1,189	21,027
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	28,483	—	—	—	—	30,316	—	—	58,799	3,825	62,624
Cash flow hedge (*)	—	—	—	—	(462)	—	—	—	—	—	(462)	—	(462)
- Items that will not be reclassified to profit or loss:
Revaluation surplus	—	—	—	—	—	—	—	(43,390)	—	—	(43,390)	(3,595)	(46,985)
Reserve of the revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	(5,044)	—	5,044	—	—	—
Other comprehensive income for the period	—	—	28,483	—	(462)	—	—	(18,118)	—	5,044	14,947	230	15,177
Total comprehensive income for the period	—	—	28,483	—	(462)	—	—	(18,118)	—	24,882	34,785	1,419	36,204

- Reserves for the benefit of government grants (1)	—	—	—	—	—	14,352	—	—	—	(14,352)	—	—	—
- Restricted shares (Note 21):
Value of employee services	—	—	—	1,823	—	—	—	—	—	—	1,823	—	1,823
Vested	—	4,455	—	(4,449)	—	—	715	—	—	—	721	—	721
Granted	—	—	—	—	—	(1,119)	1,119	—	—	—	—	—	—
- Dividends	—	—	—	—	—		—		—	—	—	(195)	(195)
Balance at June 30, 2019 (unaudited)	183,573	904,958	(637,554)	13,565	(57,346)	45,613	(6,907)	365,771	41,574	247,718	1,100,965	45,733	1,146,698

(*) Net of 656 of Income tax.
(**) Net of 15,903 of Income tax.
(***) It corresponds to Restricted Shares Granted.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the six-month periods ended June 30, 2019 and 2018
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2019	June 30, 2018 (*)
		(unaudited)
Cash flows from operating activities:
Profit / (loss) for the period		21,027	(10,533)
Adjustments for:
Income tax expense / (benefit)	10	18,189	(9,443)
Depreciation	11	78,510	69,474
Amortization	14	698	523
Depreciation of right of use assets	12	21,982	—
Gain from the sale of farmland and other assets	27	(1,472)	(36,227)
Gain from disposal of other property items		(278)	57
Acquisition of subsidiaries		(149)	—
Net loss / (gain) from the Fair value adjustment of Investment properties	13	3,482	(15,922)
Equity settled share-based compensation granted	7, 21	1,623	2,544
Loss / (gain) from derivative financial instruments	8, 9	2,379	(25,137)
Interest and other expense, net	9	30,893	23,144
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(28,854)	(7,496)
Changes in net realizable value of agricultural produce after harvest (unrealized)		4,580	(7,863)
Provision and allowances		2,252	276
Net gain of inflation effects on the monetary items	9	(42,016)	—
Foreign exchange losses, net	9	12,897	125,272
Cash flow hedge – transfer from equity	9	11,981	7,327
Subtotal		137,724	115,996
Changes in operating assets and liabilities:
(Increase) in trade and other receivables		(16,585)	(54,218)
(Increase) in inventories		(69,427)	(82,485)
Decrease in biological assets		45,880	32,561
(Increase) in other assets		(156)	(67)
Decrease in derivative financial instruments		5,389	27,657
(Decrease) in trade and other payables		(22,744)	(9,150)
Increase in payroll and social security liabilities		9	2,653
(Decrease) in provisions for other liabilities		(111)	(316)
Net cash generated from operating activities before taxes paid		79,979	32,631
Income tax paid		(1,251)	(897)
Net cash generated from operating activities	(a)	78,728	31,734

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the six-month periods ended June 30, 2019 and 2018 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2019	June 30, 2018 (*)
		(unaudited)
Cash flows from investing activities:
Acquisition of a business, net of cash and cash equivalents acquired		750	—
Purchases of property, plant and equipment	11	(175,616)	(112,947)
Purchases of cattle and non current biological assets		(3,941)	(3,115)
Purchases of intangible assets	14	(8,060)	(2,149)
Interest received	9	3,581	4,242
Proceeds from sale of property, plant and equipment		1,435	746
Proceeds from sale of farmlands and other assets	27	5,833	5,207
Net cash used in investing activities	(b)	(176,018)	(108,016)

Cash flows from financing activities:
Proceeds from long-term borrowings		10,141	50,729
Payments of long-term borrowings		(57,449)	(62,867)
Proceeds from short-term borrowings		148,511	142,212
Payment of short-term borrowings		(67,939)	(122,546)
Proceeds of derivatives financial instruments		710	358
Lease payments		(32,051)	—
Interest paid		(31,927)	(26,360)
Purchase of own shares		—	(15,725)
Dividends paid to non-controlling interest		(603)	(1,195)
Net cash used in financing activities	(c)	(30,607)	(35,394)
Net decrease in cash and cash equivalents		(127,897)	(111,676)
Cash and cash equivalents at beginning of period	19	273,635	269,195
Effect of exchange rate changes and inflation on cash and cash equivalents	(d)	(7,748)	(12,811)
Cash and cash equivalents at end of period	19	137,990	144,708

(*) Prior period have been recast to reflect the Company’s change in accounting policy for investment properties as described in Note 29.

(a) Includes 11,067 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(b) Includes (5,730) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(c) Includes 2,627 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(d) Includes (7,964) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.

Other Non-cash investing and financing for the transactions disclosed in other notes are the seller financing of Subsidiaries in Note 27.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on August 13, 2019.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 2 to the annual financial statements. There have been no changes to the Group's exposure and risk management principles and processes since December 31, 2018 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the six month period ended June 30, 2019. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

•	Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at June 30, 2019. All amounts are shown in US dollars.

	June 30, 2019
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(11,757)	—	—	544	(11,213)
Brazilian Reais	—	(12,841)	—	—	(12,841)
US Dollar	(325,484)	(482,940)	19,551	53,569	(735,304)
Uruguayan Peso	—	—	(1,093)	—	(1,093)
Total	(337,241)	(495,781)	18,458	54,113	(760,451)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended June 30, 2019 would have increased the Group’s Loss before income tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	June 30, 2019
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
US Dollar	(32,548)	(48,294)	1,955	—	(78,887)
(Decrease) or increase in Profit before income tax	(32,548)	(48,294)	1,955	—	(78,887)

Hedge Accounting - Cash flow hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Group expects that the cash flows will occur and affect profit or loss between 2019 and 2024.

For the period ended June 30, 2019, a loss before income tax of US$ 11,931 was recognized in other comprehensive income and a loss of US$ 11,981 was reclassified from equity to profit or loss within “Financial results, net”.

•	Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at June 30, 2019 (all amounts are shown in US dollars):

	June 30, 2019
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	14,562	—	—	—	14,562
Brazilian Reais	—	55,535	—	—	55,535
US Dollar	92,042	79,287	10,993	504,590	686,912
Subtotal Fixed-rate borrowings	106,604	134,822	10,993	504,590	757,009
Variable rate:
Brazilian Reais	—	25,365	—	—	25,365
US Dollar	125,296	5,546	—	—	130,842
Subtotal Variable-rate borrowings	125,296	30,911	—	—	156,207
Total borrowings as per analysis	231,900	165,733	10,993	504,590	913,216

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

At June 30, 2019, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	June 30, 2019
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(254)	(254)
US Dollar	(1,253)	(55)	(1308)
Decrease in profit before income tax	(1,253)	(309)	(1,562)

•	Credit risk

As of June 30, 2019, six banks accounted for more than 79% of the total cash deposited (J.P. Morgan, HSBC, Banco do Brasil, Banco Safra, Banco Santander, Banco Bradesco).

•	Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of June 30, 2019:

▪	Futures / Options

	June 30, 2019
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	62	7,592	(2,490)	(2,490)
Soybean	119	33,292	(822)	(872)
Wheat	15	2,825	245	245
Sugar	87,528	19,205	666	(1,379)
Ethanol	900	1,494	(9)	(9)
Options:
Buy put
Corn	3	69	52	(17)
Sugar	15,545	672	753	51
Sell call
Sugar	8,534	(421)	(235)	6
Sell put
Sugar	5,182	(150)	(149)	194
Buy call
Corn	3	(58)	(30)	27
Total	117,891	64,520	(2,019)	(4,244)

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

▪    Other derivative financial instruments

As of June 30, 2019, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2018.

During the period ended June 30, 2019 and 2018, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 1.7 million and US$ 23.6 million, respectively. Those contracts entered in 2019 had maturity dates July 2019. The outstanding contracts resulted in the recognition of a loss of US$ 0.09 million in the period ended June 30, 2019.

During the period ended on June 30, 2019 and 2018, the Group entered into several currency forward contracts in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 1.3 million and US$ 7.7 million, respectively. The currency forward contracts maturity date is July 2019, and between August and September 2018, respectively. The outstanding contracts resulted in the recognition of a loss of US$ 0.01 million and US$ 0.04 million, respectively.

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

3.    Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪
The Group’s ‘Crops’ Segment consists of planting, harvesting, sale and processing grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop. (For disposals and acquisitions see Note 27),

▪	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

▪	The Company’s ‘Dairy’ Segment consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others;

▪
The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be significance Coffee and Cattle.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•
The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits). (For disposals and acquisitions see Note 27).

Total segment assets and liabilities are measured in a manner consistent with that of the consolidated financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

Effective July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100%. Accordingly, Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 from July 1, 2018.

According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income should be expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”.

Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, the Group’s reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”.

The re-measurement and translation processes are applied on a monthly basis until year-end. Due to this process, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

Following the adoption of IAS 29 to the Argentine operations of the Group, management revised the information reviewed by the CODM. Accordingly, as from July 1, 2018, (commencement of hyper-inflation accounting in Argentina), the information provided to the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes as follows. The segment results of the Argentinean operations for each reporting period were adjusted for inflation and translated into the Group’s reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 procedures outlined above. From January 1, 2018 through June 30, 2018, the Group’s segment results were still based on the IFRS measurement principles adopted until June 30, 2018.

In order to evaluate the economic performance of businesses on a monthly basis, results of operations in Argentina are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The Group’s CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

The following tables show a reconciliation of each reportable segment for the six-month period ended June 30, 2019, as per the information reviewed by the CODM and the reportable segment measured in accordance with IAS 29 and IAS 21 as per the consolidated financial statements.

	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	72,946	2,710	75,656	59,136	1,182	60,318	29,756	1,583	31,339
Cost of goods and services rendered	(73,543)	(2,783)	(76,326)	(44,674)	(416)	(45,090)	(26,426)	(1,362)	(27,788)
Initial recognition and changes in fair value of biological assets and agricultural produce	22,312	1,680	23,992	14,742	743	15,485	5,535	371	5,906
Gain from changes in net realizable value of agricultural produce after harvest	(2,708)	106	(2,602)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	19,007	1,713	20,720	29,204	1,509	30,713	8,865	592	9,457
General and administrative expenses	(2,451)	(161)	(2,612)	(3,415)	(205)	(3,620)	(1,883)	(110)	(1,993)
Selling expenses	(3,851)	(185)	(4,036)	(12,557)	(709)	(13,266)	(1,988)	(137)	(2,125)
Other operating income, net	(6,413)	23	(6,390)	266	19	285	282	15	297
Profit from Operations Before Financing and Taxation	6,292	1,390	7,682	13,498	614	14,112	5,276	360	5,636

Depreciation and amortization	(2,143)	(139)	(2,282)	(3,614)	(208)	(3,822)	(2,167)	(138)	(2,305)
Net gain from Fair value adjustment of Investment property	—	—	—	—	—	—	—	—	—

	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	782	54	836	—	—	—	382,072	5,529	387,601
Cost of goods and services rendered	(526)	(40)	(566)	—	—	—	(288,594)	(4,601)	(293,195)
Initial recognition and changes in fair value of biological assets and agricultural produce	(142)	(15)	(157)	—	—	—	48,689	2,779	51,468
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	(2,708)	106	(2,602)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	114	(1)	113	—	—	—	139,459	3,813	143,272
General and administrative expenses	(85)	(8)	(93)	(9,304)	(542)	(9,846)	(28,590)	(1,026)	(29,616)
Selling expenses	(72)	(12)	(84)	(242)	(15)	(257)	(47,075)	(1,058)	(48,133)
Other operating income, net	(3,444)	(47)	(3,491)	(373)	(11)	(384)	(8,681)	(1)	(8,682)
Profit from Operations Before Financing and Taxation	(3,487)	(68)	(3,555)	(9,919)	(568)	(10,487)	55,113	1,728	56,841

Depreciation and amortization	(94)	(6)	(100)	—	—	—	(78,717)	(491)	(79,208)
Net gain from Fair value adjustment of Investment property	(3,437)	(45)	(3,482)	—	—	—	(3,437)	(45)	(3,482)

Sugar, Ethanol and Energy, and Land Transformation segments have not been reconciliated due to the lack of differences.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment analysis for the six-month period ended June 30, 2019 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	72,946	59,136	29,756	782	162,620	219,452	—	—	382,072
Cost of goods sold and services rendered	(73,543)	(44,674)	(26,426)	(526)	(145,169)	(143,425)	—	—	(288,594)
Initial recognition and changes in fair value of biological assets and agricultural produce	22,312	14,742	5,535	(142)	42,447	6,242	—	—	48,689
Changes in net realizable value of agricultural produce after harvest	(2,708)	—	—	—	(2,708)	—	—	—	(2,708)
Margin on manufacturing and agricultural activities before operating expenses	19,007	29,204	8,865	114	57,190	82,269	—	—	139,459
General and administrative expenses	(2,451)	(3,415)	(1,883)	(85)	(7,834)	(11,452)	—	(9,304)	(28,590)
Selling expenses	(3,851)	(12,557)	(1,988)	(72)	(18,468)	(28,365)	—	(242)	(47,075)
Other operating income, net	(6,413)	266	282	(3,444)	(9,309)	(353)	1,354	(373)	(8,681)
Profit / (loss) from operations before financing and taxation	6,292	13,498	5,276	(3,487)	21,579	42,099	1,354	(9,919)	55,113

Depreciation and amortization	(2,143)	(3,614)	(2,167)	(94)	(8,018)	(70,699)	—	—	(78,717)
Net gain from Fair value adjustment of Investment property	—	—	—	(3,437)	(3,437)	—	—	—	(3,437)
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	8,022	—	8,022
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	17,269	9,434	(1,763)	968	25,908	2,946	—	—	28,854
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	5,043	5,308	7,298	(1,110)	16,539	3,296	—	—	19,835
Changes in net realizable value of agricultural produce after harvest (unrealized)	(4,580)	—	—	—	(4,580)	—	—	—	(4,580)
Changes in net realizable value of agricultural produce after harvest (realized)	1,872	—	—	—	1,872	—	—	—	1,872

Farmlands and farmland improvements, net	538,987	173,427	2,423	22,850	737,687	49,392	—	—	787,079
Machinery, equipment, building and facilities, and other fixed assets, net	36,474	28,123	73,197	623	138,417	362,638	—	—	501,055
Bearer plants, net	566	—	—	—	566	252,363	—	—	252,929
Work in progress	11,599	7,039	25,872	19	44,529	28,252	—	—	72,781
Right of use asset	465	755	629	—	1,849	245,991	—	1,263	249,103
Investment property	—	—	—	40,725	40,725	—	—	—	40,725
Goodwill	10,273	1,601	4,496	—	16,370	5,697	—	—	22,067
Biological assets	18,620	3,973	11,861	5,462	39,916	58,328	—	—	98,244
Finished goods	46,869	5,906	3,994	—	56,769	53,694	—	—	110,463
Raw materials, Stocks held by third parties and others	30,694	28,653	8,422	130	67,899	22,491	—	—	90,390
Total segment assets	694,547	249,477	130,894	69,809	1,144,727	1,078,846	—	1,263	2,224,836
Borrowings	135,706	92,511	10,120	4,557	242,894	580,709	—	89,613	913,216
Lease liabilities	394	621	600	—	1,615	212,390	—	1,161	215,166
Total segment liabilities	136,100	93,132	10,720	4,557	244,509	793,099	—	90,774	1,128,382

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment analysis for the six-month period ended June 30, 2018 (*) (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	80,512	56,211	15,607	804	153,134	218,352	—	—	371,486
Cost of goods sold and services rendered	(80,589)	(46,273)	(14,979)	(540)	(142,381)	(143,114)	—	—	(285,495)
Initial recognition and changes in fair value of biological assets and agricultural produce	23,773	12,703	5,500	4	41,980	(6,472)	—	—	35,508
Changes in net realizable value of agricultural produce after harvest	7,348	—	—	—	7,348	—	—	—	7,348
Margin on manufacturing and agricultural activities before operating expenses	31,044	22,641	6,128	268	60,081	68,766	—	—	128,847
General and administrative expenses	(2,040)	(2,458)	(1,493)	(50)	(6,041)	(14,035)	—	(9,808)	(29,884)
Selling expenses	(2,995)	(7,968)	(201)	(90)	(11,254)	(28,330)	—	(60)	(39,644)
Other operating (loss)/income, net	(2,602)	282	(38)	15,920	13,562	35,854	36,227	(92)	85,551
Profit / (loss) from operations before financing and taxation	23,407	12,497	4,396	16,048	56,348	62,255	36,227	(9,960)	144,870

Depreciation and amortization	(797)	(1,959)	(561)	(61)	(3,378)	(66,619)	—	—	(69,997)
Net gain from Fair value adjustment of Investment property	—	—	—	15,922	15,922	—	—	—	15,922
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	9,804	9,381	1,823	462	21,470	(13,974)	—	—	7,496
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	13,969	3,322	3,677	(458)	20,510	7,502	—	—	28,012
Changes in net realizable value of agricultural produce after harvest (unrealized)	7,863	—	—	—	7,863	—	—	—	7,863
Changes in net realizable value of agricultural produce after harvest (realized)	(515)	—	—	—	(515)	—	—	—	(515)

As of December 31, 2018:
Farmlands and farmland improvements, net	547,842	173,481	727	22,891	744,941	51,567	—	—	796,508
Machinery, equipment, building and facilities, and other fixed assets, net	5,049	23,135	32,821	459	61,464	338,607	—	—	400,071
Bearer plants, net	427	—	—	—	427	232,529	—	—	232,956
Work in progress	8,690	5,214	14,317	18	28,239	22,665	—	—	50,904
Investment property	—	—	—	40,725	40,725	—	—	—	40,725
Goodwill	9,463	4,142	—	2,110	15,715	5,635	—	—	21,350
Biological assets	27,347	17,173	10,298	3,094	57,912	47,475	—	—	105,387
Finished goods	29,144	9,507	1,170	—	39,821	39,937	—	—	79,758
Raw materials, Stocks held by third parties and others	15,834	7,394	2,217	121	25,566	22,778	—	—	48,344
Total segment assets	643,796	240,046	61,550	69,418	1,014,810	761,193	—	—	1,776,003
Borrowings	111,692	58,999	543	4,860	176,094	600,810	—	85,212	862,116
Total segment liabilities	111,692	58,999	543	4,860	176,094	600,810	—	85,212	862,116

(*) Prior period have been recast to reflect the Company’s change in accounting policy for investment properties as described in Note 29.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Sales

	June 30, 2019	June 30, 2018
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	155,261	143,697
Sugar (*)	37,423	52,278
Soybean oil and meal	1,191	4,388
Rice (*)	58,500	54,744
Energy (*)	27,287	22,279
Process milk (UHT)	15,331	—
Powder milk	3,416	1,163
Process milk (Cheese)	3,821	—
Process milk (Cream)	2,063	—
Peanut	4,625	—
Industrialized sunflower	2,911	—
Services	1,386	428
Operating leases	294	327
Others	1,627	3,871
	315,136	283,175
Sales of agricultural produce and biological assets:
Soybean	18,170	44,523
Cattle for dairy production	1,437	1,517
Corn (*)	36,481	21,379
Milk	5,059	13,421
Wheat (*)	8,391	4,904
Sunflower	1,100	983
Barley	1,042	1,300
Seeds	117	62
Others	668	222
	72,465	88,311
Total sales	387,601	371,486

(*) Includes sales of corn, rice, sugar, mhw of energy, ethanol and wheat produced by third parties for an amount of US$ 18.9 million, US$ 3.2 million, US$ 11.6 million, US$ 2.5, US$ 2.7 and US$ 0.14 million respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$89 million as of June 30, 2019 (June 30, 2018: US$ 93 million) comprised primarily of 87,166 tons of sugar (US$ 23.9 million), 36,546 m³ of ethanol (US$ 6.6 million), 510,602 mhw of energy (U$S 33.5 million), 32,157 tons of soybean (US$ 7.5 million), 115,811 tons of corn (US$ 17.0 million), 2,233 tons of wheat (US$ 0.5 million) and other products (US$ 0.0 million) which expire between July 2019 and December 2019.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered
As of June 30, 2019 :

	June 30, 2019
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2019 (Note 18)	29,144	9,507	1,170	—	39,937	79,758
Cost of production of manufactured products (Note 6)	13,013	40,084	24,531	—	153,291	230,919
Purchases	21,216	406	40	—	16,905	38,567
Agricultural produce	79,496	—	5,940	566	—	86,002
Transfer to raw material	(26,105)	—	—	—	—	(26,105)
Direct agricultural selling expenses	7,380	—	—	—	—	7,380
Tax recoveries (i)	—	—	—	—	(13,329)	(13,329)
Changes in net realizable value of agricultural produce after harvest	(2,602)	—	—	—	—	(2,602)
Finished goods as of June 30, 2019 (Note 18)	(46,869)	(5,906)	(3,994)	—	(53,694)	(110,463)
Exchange differences	1,653	999	101	—	315	3,068
Cost of goods sold and services rendered, and direct agricultural selling expenses period	76,326	45,090	27,788	566	143,425	293,195
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of June 30, 2018:

	June 30, 2018
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2018	21,146	8,476	—	—	32,266	61,888
Cost of production of manufactured products (Note 6)	2,990	38,590	485	29	160,006	202,100
Purchases	36,623	7,921	316	—	21,165	66,025
Agricultural produce	87,496	—	15,182	511	—	103,189
Transfer to raw material	(7,802)	—	—	—	—	(7,802)
Direct agricultural selling expenses	9,239	—	—	—	—	9,239
Tax recoveries (i)	—	—	—	—	(13,815)	(13,815)
Changes in net realizable value of agricultural produce after harvest	7,348	—	—	—	—	7,348
Finished goods as of June 30, 2018	(60,629)	(4,745)	(918)	—	(52,448)	(118,740)
Exchange differences	(15,822)	(3,969)	(86)	—	(4,060)	(23,937)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	80,589	46,273	14,979	540	143,114	285,495
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the period ended June 30, 2019:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	823	2,817	1,433	—	17,592	22,665	14,028	3,168	39,861
Raw materials and consumables	309	3,931	3,180	—	4,180	11,600	—	—	11,600
Depreciation and amortization	967	1,095	658	—	52,066	54,786	6,278	76	61,140
Depreciation of right-of-use assets	—	4	125	—	2,639	2,768	582	3	3,353
Fuel, lubricants and others	133	55	374	—	12,490	13,052	366	122	13,540
Maintenance and repairs	(43)	597	428	—	9,125	10,107	1,007	314	11,428
Freights	58	1,872	692	—	444	3,066	—	10,541	13,607
Export taxes / selling taxes	—	—	—	—	—	—	—	23,367	23,367
Export expenses	—	—	—	—	—	—	—	2,587	2,587
Contractors and services	609	99	156	—	4,840	5,704	—	—	5,704
Energy transmission	—	—	—	—	—	—	—	1,635	1,635
Energy power	337	896	402	—	634	2,269	161	60	2,490
Professional fees	6	22	36	—	(239)	(175)	4,093	283	4,201
Other taxes	—	76	20	—	923	1,019	282	1,905	3,206
Contingencies	—	—	—	—	—	—	364	—	364
Lease expense and similar arrangements	23	155	54	—	—	232	636	49	917
Third parties raw materials	1,359	4,764	3,422	—	3,336	12,881	—	—	12,881
Tax recoveries	—	—	—	—	(1,275)	(1,275)	—	—	(1,275)
Others	157	569	102	—	510	1,338	1,819	4,023	7,180
Subtotal	4,738	16,952	11,082	—	107,265	140,037	29,616	48,133	217,786
Own agricultural produce consumed	8,275	23,132	13,449	—	46,026	90,882	—	—	90,882
Total	13,013	40,084	24,531	—	153,291	230,919	29,616	48,133	308,668

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature (continued)

Expenses by nature for the period ended June 30, 2018:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	—	3,740	90	29	21,740	25,599	17,046	3,042	45,687
Raw materials and consumables	307	3,480	32	—	3,090	6,909	—	—	6,909
Depreciation and amortization	—	318	125	—	52,523	52,966	3,171	415	56,552
Fuel, lubricants and others	—	91	—	—	13,143	13,234	290	114	13,638
Maintenance and repairs	—	818	—	—	9,034	9,852	659	201	10,712
Freights	—	2,262	61	—	322	2,645	—	10,522	13,167
Export taxes / selling taxes	—	—	—	—	—	—	—	17,846	17,846
Export expenses	—	—	—	—	—	—	—	1,681	1,681
Contractors and services	316	321	136	—	3,458	4,231	—	—	4,231
Energy transmission	—	—	—	—	—	—	—	1,507	1,507
Energy power	—	873	32	—	621	1,526	114	29	1,669
Professional fees	—	31	—	—	270	301	4,713	280	5,294
Other taxes	—	29	—	—	923	952	828	7	1,787
Contingencies	—	—	—	—	—	—	598	—	598
Lease expense and similar arrangements	—	113	9	—	—	122	556	22	700
Third parties raw materials	—	1,924	—	—	4,719	6,643	—	—	6,643
Others	2	764	—	—	2,795	3,561	1,909	3,978	9,448
Subtotal	625	14,764	485	29	112,638	128,541	29,884	39,644	198,069
Own agricultural produce consumed	2,365	23,826	—	—	47,368	73,559	—	—	73,559
Total	2,990	38,590	485	29	160,006	202,100	29,884	39,644	271,628

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	June 30, 2019	June 30, 2018
	(unaudited)
Wages and salaries	54,044	60,577
Social security costs	17,556	15,671
Equity-settled share-based compensation	1,623	2,544
	73,223	78,792

8.    Other operating (loss) / income, net

	June 30, 2019	June 30, 2018 (*)
	(unaudited)
Gain from disposals of farmland and other assets (Note 27)	1,472	36,227
(Loss) / gain from commodity derivative financial instruments	(2,657)	32,142
Gain / (loss) from disposal of other property items	183	(57)
Net (loss) / gain from fair value adjustment of Investment property	(3,482)	15,922
Others	(4,198)	1,317
	(8,682)	85,551

(*) Prior period have been recast to reflect the Company’s change in accounting policy for investment properties as described in Note 29.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.    Financial results, net

	June 30, 2019	June 30, 2018
	(unaudited)
Finance income:
- Interest income	3,646	4,242
- Gain from interest rate/foreign exchange rate derivative financial instruments	278	—
- Other income	841	601
Finance income	4,765	4,843

Finance costs:
- Interest expense	(30,970)	(27,404)
- Finance cost related to lease liabilities	(3,587)	—
- Cash flow hedge – transfer from equity	(11,981)	(7,327)
- Foreign exchange losses, net	(12,897)	(125,272)
- Taxes	(1,820)	(2,068)
- Loss from interest rate/foreign exchange rate derivative financial instruments	—	(6,759)
- Other expenses	(3,151)	(859)
Finance costs	(64,406)	(169,689)
Other financial results - Net gain of inflation effects on the monetary items	42,016	—
Total financial results, net	(17,625)	(164,846)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	June 30, 2019	June 30, 2018 (*)
	(unaudited)
Current income tax	952	(2,536)
Deferred income tax	(19,141)	11,979
Income tax (expense) / benefit	(18,189)	9,443

During 2017, the Argentine Government introduced changes in the income tax. The income tax enforce is 30% for the years 2018 and 2019, and will be 25% from 2020 onwards. There has been no other changes in the statutory tax rates in the countries where the Group operates since December 31, 2018.

The gross movement on the deferred income tax account is as follows:

	June 30, 2019	June 30, 2018 (*)
	(unaudited)
Beginning of period (liability) / asset	(151,980)	20,351
Exchange differences	(14,322)	(2,726)
Effect of fair value valuation for farmlands	15,903	—
Acquisition of subsidiary (Note 27)	(4,958)	—
Disposal of farmland (Note 27)	2,743	—
Tax charge relating to cash flow hedge (i)	(812)	9,257
Others	12	—
Income tax (expense) / benefit	(19,141)	11,979
End of period (liability) / asset	(172,555)	38,861

(i)	It relates to the amount reclassified of US$ 11,931 loss and US$ 41,247 loss from equity to profit and loss for the six-month period ended June 30, 2019 and 2018, respectively.

(*) Prior period have been recast to reflect the Company’s change in accounting policy for investment properties as described in Note 29.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

	June 30, 2019	June 30, 2018 (*)
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(12,999)	5,311
Non-deductible items	(1,322)	(307)
Effect of the changes in the statutory income tax rate in Argentina	3,085	(347)
Non-taxable income	5,066	6,374
Tax losses where no deferred tax asset was recognized	(4)	(1,896)
Effect of IAS 29 on Argentina´s Shareholder´s equity and deferred income tax.	(11,439)	—
Unused tax losses	(203)	—
Others	(373)	308
Income tax (expense) / benefit	(18,189)	9,443

(*) Prior period have been recast to reflect the Company’s change in accounting policy for investment properties as described in Note 29.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment
Changes in the Group’s property, plant and equipment for the six-month periods ended June 30, 2019 and 2018 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Six-month period ended June 30, 2018
Opening net book amount.	110,743	9,007	192,844	246,080	238,910	4,158	29,635	831,377
Exchange differences	(24,860)	(2,977)	(30,444)	(45,096)	(35,669)	(1,255)	(7,298)	(147,599)
Additions	—	—	7,727	36,800	43,982	1,612	29,531	119,652
Transfer from investment property	37	—	—	—	—	—	—	37
Transfers	—	66	2,189	4,891	—	—	(7,146)	—
Disposals	—	—	(132)	(902)	—	(24)	(82)	(1,140)
Disposal of subsidiaries	(11,471)	—	(596)	(18)	(1,667)	—	—	(13,752)
Reclassification to non-income tax credits (*)	—	—	(69)	(181)	—	—	(39)	(289)
Depreciation (Note 6)	—	(1,046)	(8,202)	(29,422)	(29,990)	(814)	—	(69,474)
Closing net book amount	74,449	5,050	163,317	212,152	215,566	3,677	44,601	718,812
At June 30, 2018 (unaudited)								.
Cost	74,449	17,871	289,421	630,009	379,227	15,981	44,601	1,451,559
Accumulated depreciation	—	(12,821)	(126,104)	(417,857)	(163,661)	(12,304)	—	(732,747)
Net book amount	74,449	5,050	163,317	212,152	215,566	3,677	44,601	718,812
Six-month period ended June 30, 2019
Opening net book amount	780,184	16,324	188,622	205,148	232,956	6,301	50,904	1,480,439
Exchange differences	60,941	1,398	5,530	3,092	2,338	422	2,849	76,570
Additions	1,864	—	34,494	51,724	50,745	1,826	35,727	176,380
Revaluation surplus	(62,958)	—	—	—	—	—	—	(62,958)
Acquisition of subsidiaries	913	—	27,045	5,918	—	489	—	34,365
Transfers	—	937	3,526	12,225	—	11	(16,699)	—
Disposals	—	—	—	(935)	—	(25)	—	(960)
Disposal of subsidiaries	(10,770)	—	(571)	(22)	—	—	—	(11,363)
Reclassification to non-income tax credits (*)	—	—	—	(119)	—	—	—	(119)
Depreciation (Note 6)	—	(1,754)	(11,461)	(31,151)	(33,110)	(1,034)	—	(78,510)
Closing net book amount	770,174	16,905	247,185	245,880	252,929	7,990	72,781	1,613,844
At June 30, 2019 (unaudited)
Cost	770,174	35,053	414,939	790,861	533,132	24,334	72,781	2,641,274
Accumulated depreciation	—	(18,148)	(167,754)	(544,981)	(280,203)	(16,344)	—	(1,027,430)
Net book amount	770,174	16,905	247,185	245,880	252,929	7,990	72,781	1,613,844
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of June 30, 2019, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment (continued)

Since September 2018 the Company changes the accounting policy for its Farmlands (See Note 28 - Basis of presentation - Changes in accounting policies), adopting the valuation at Fair Value. For all Farmlands with a total valuation of US$ 770 million as of June 30, 2019 , the valuation was determined using sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended June 30, 2019 would have reduced the value of the Farmlands on US$ 77 million, which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the nine-months period ended June 30, 2019 and 2018.

As of June 30, 2019, borrowing costs of US$ 5,037 (June 30, 2018: US$ 6,134) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 350,279 as of June 30, 2019.

12.    Right of use assets

Changes in the Group’s right of use assets for the six-month periods ended June 30, 2019 were as follows:

	Agricultural partnership	Others	Total
	(unaudited)
Six-months period ended June 30, 2019
Adoption of IFRS 16	194,763	10,174	204,937
Exchange differences	39	(85)	(46)
Additions and Re-measurement	57,432	8,762	66,194
Depreciation	(18,860)	(3,122)	(21,982)
Closing net book amount	233,374	15,729	249,103

Since January 1,2019, the Company mandatory adopted IFRS 16. (Note 29). Agricultural partnership has an average of 6 years duration.

As of June 30, 2019 included within Right of use assets balances are US$ 715 related to the net book value of assets under finance leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Investment property

Changes in the Group’s investment property for the six-month periods ended June 30, 2019 and 2018 were as follows:

	June 30, 2019	June 30, 2018 (*)
	(unaudited)
Beginning of the period	40,725	42,342
(Loss) / gain from fair value adjustment (Note 8)	(3,482)	15,922
Reclassification to property, plant and equipment	—	(37)
Exchange differences	3,482	(15,922)
End of the period	40,725	42,305
Cost	40,725	42,305
Net book amount	40,725	42,305

Since September 2018 the Company changes the accounting policy for all Investment properties. (See Note 29 - Basis of presentation - Changes in accounting policies), adopting the valuation at Fair Value. For all Investment properties with a total valuation of US$ 40.7 million as of June 30, 2019 , the valuation was determined using Sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the Fair value is recognized in the Statement of income under the line item "Other operating income, net". There were no changes of the valuation techniques during June 30, 2019 and 2018. The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended June 30, 2019 would have reduced the value of the Investment properties on US$ 4.0 million, which would impact the line item "Net gain from fair value adjustment ".

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”, and "Other operating income, net", respectively.

	June 30, 2019	June 30, 2018
	(unaudited)
Rental income	271	310
Net (loss) / gain from fair value adjustment (Note 8)	(3,482)	15,922

(*) Prior period have been recast to reflect the Company’s change in accounting policy for investment properties as described in Note 29.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Intangible assets

Changes in the Group’s intangible assets in the six-month periods ended June 30, 2019 and 2018 were as follows:

	Goodwill	Software	Trademarks	Others	Total
Six-month period ended June 30, 2018
Opening net book amount	12,412	3,847	922	11	17,192
Exchange differences	(2,819)	(1,119)	(8)	(3)	(3,949)
Additions	—	2,138	—	11	2,149
Amortization charge (i) (Note 6)	—	(506)	—	(17)	(523)
Closing net book amount	9,593	4,360	914	2	14,869
At June 30, 2018 (unaudited)
Cost	9,593	8,270	2,609	84	20,556
Accumulated amortization	—	(3,910)	(1,695)	(82)	(5,687)
Net book amount	9,593	4,360	914	2	14,869

Six-month period ended June 30, 2019
Opening net book amount	21,350	5,596	886	77	27,909
Exchange differences	1,352	315	—	3	1,670
Additions	—	799	7,208	53	8,060
Acquisition of subsidiary	—	66	—	—	66
Disposal	(635)	—	—	—	(635)
Amortization charge (i) (Note 6)	—	(645)	—	(53)	(698)
Closing net book amount	22,067	6,131	8,094	80	36,372
At June 30, 2019 (unaudited)
Cost	22,067	11,343	9,789	1,950	45,149
Accumulated amortization	—	(5,212)	(1,695)	(1,870)	(8,777)
Net book amount	22,067	6,131	8,094	80	36,372

(i)Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended June 30, 2019 and 2018, respectively.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2018.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets

Changes in the Group’s biological assets in the six-month periods ended June 30, 2019 and 2018 were as follows:

	June 30, 2019
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	27,347	17,173	10,298	3,094	47,475	105,387
Increase due to purchases	—	—	—	1,064	—	1,064
Initial recognition and changes in fair value of biological assets	23,992	15,485	5,906	(157)	6,242	51,468
Decrease due to harvest / disposals	(79,496)	(44,107)	(14,329)	(565)	(48,588)	(187,085)
Decrease due to sales of agricultural produce	—	—	(5,059)	—	—	(5,059)
Costs incurred during the period	46,350	13,104	14,652	1,207	52,690	128,003
Exchange differences	427	2,318	393	819	509	4,466
End of the period (unaudited)	18,620	3,973	11,861	5,462	58,328	98,244

	June 30, 2018
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	31,745	29,717	9,338	4,016	93,178	167,994
Increase due to purchases	—	—	—	934	—	934
Initial recognition and changes in fair value of biological assets	23,773	12,703	5,500	4	(6,472)	35,508
Decrease due to harvest / disposals	(87,496)	(53,433)	(1,732)	(492)	(49,359)	(192,512)
Decrease due to sales of agricultural produce	—	—	(13,420)	—	—	(13,420)
Costs incurred during the period	51,480	16,686	13,703	816	45,680	128,365
Exchange differences	(10,759)	(3,084)	(3,893)	(1,687)	(12,242)	(31,665)
End of the period (unaudited)	8,743	2,589	9,496	3,591	70,785	95,204

(i)	Biological assets that are measured at fair value within level 3 of the hierarchy.

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those of the audited annual financial statements for the year ended December 31, 2018 described in Note 16. Please see Level 3 definition in Note 16 of these condensed consolidated interim financial statements..

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production as of June 30, 2019:

	June 30, 2019
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,523	3,411	2,250	291	4,711	12,186
Depreciation and amortization	—	—	—	—	2,102	2,102
Depreciation of right-of-use assets	—	—	—	—	18,629	18,629
Fertilizers, agrochemicals and seeds	13,656	1,054	—	1	20,993	35,704
Fuel, lubricants and others	549	392	517	56	1,466	2,980
Maintenance and repairs	596	1,268	824	141	955	3,784
Freights	1,154	171	47	84	—	1,456
Contractors and services	15,316	5,242	—	14	3,313	23,885
Feeding expenses	—	—	5,812	53	—	5,865
Veterinary expenses	—	—	1,106	115	—	1,221
Energy power	36	982	610	6	—	1,634
Professional fees	97	40	56	3	92	288
Other taxes	631	69	4	42	27	773
Lease expense and similar arrangements	11,432	14	1	5	—	11,452
Others	1,360	461	188	15	402	2,426
Subtotal	46,350	13,104	11,415	826	52,690	124,385
Own agricultural produce consumed	—	—	3,237	381	—	3,618
Total	46,350	13,104	14,652	1,207	52,690	128,003

Cost of production as of June 30, 2018:

	June 30, 2018
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,729	3,766	1,976	256	4,329	12,056
Depreciation and amortization	144	—	—	—	1,395	1,539
Fertilizers, agrochemicals and seeds	19,183	1,878	—	—	17,507	38,568
Fuel, lubricants and others	583	343	363	23	1,378	2,690
Maintenance and repairs	559	1,157	889	81	741	3,427
Freights	74	342	49	56	—	521
Contractors and services	14,836	6,879	—	33	3,401	25,149
Feeding expenses	—	—	5,224	75	—	5,299
Veterinary expenses	—	—	961	73	—	1,034
Energy power	78	1,513	534	—	—	2,125
Professional fees	106	1	53	1	120	281
Other taxes	780	78	6	58	25	947
Lease expense and similar arrangements	12,576	177	—	—	16,285	29,038
Others	832	552	230	16	499	2,129
Subtotal	51,480	16,686	10,285	672	45,680	124,803
Own agricultural produce consumed	—	—	3,418	144	—	3,562
Total	51,480	16,686	13,703	816	45,680	128,365

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Biological assets as of June 30, 2019 and December 31, 2018 were as follows:

	June 30, 2019	December 31, 2018
	(unaudited)
Non-current
Cattle for dairy production	11,675	9,859
Breeding cattle	1,603	1,310
Other cattle	142	101
	13,420	11,270
Current
Breeding cattle	3,717	1,683
Other cattle	186	439
Sown land – crops	18,620	27,347
Sown land – rice	3,973	17,173
Sown land – sugarcane	58,328	47,475
	84,824	94,117
Total biological assets	98,244	105,387

16.    Financial instruments

As of June 30, 2019, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

There were no transfer between any levels during the period.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments (continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2019 and their allocation to the fair value hierarchy:

	2019
	Level 1	Level 2	Total

Assets
Derivative financial instruments	1,716	—	1,716
Total assets	1,716	—	1,716
Liabilities
Derivative financial instruments	(3,735)	(27)	(3,762)
Total liabilities	(3,735)	(27)	(3,762)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	(2,410)

Options	Quoted price	-	-	1	391

NDF	Quoted price	Foreign-exchange curve	Present value method	2	(27)

					(2,046)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net

	June 30, 2019	December 31, 2018
	(unaudited)
Non current
Advances to suppliers	27	2,343
Income tax credits	5,065	4,429
Non-income tax credits (i)	18,057	15,998
Judicial deposits	3,313	2,908
Receivable from disposal of subsidiary	16,480	10,944
Cash collateral	33	—
Other receivables	2,140	2,198
Non current portion	45,115	38,820
Current
Trade receivables	68,588	60,167
Receivables from related parties (Note 28)	—	8,337
Less: Allowance for trade receivables	(4,419)	(2,503)
Trade receivables – net	64,169	66,001
Prepaid expenses	8,843	9,396
Advance to suppliers	21,464	43,365
Income tax credits	3,261	2,560
Non-income tax credits (i)	37,376	28,232
Receivable from disposal of subsidiary	5,552	3,709
Cash collateral	25	1,505
Receivables from related parties (Note 28)	—	324
Other receivables	8,729	3,594
Subtotal	85,250	92,685
Current portion	149,419	158,686
Total trade and other receivables, net	194,534	197,506

(i) Includes US$ 119 for the six-month period ended June 30, 2019 reclassified from property, plant and equipment (for the year ended December 31, 2018: US$ 1,086).

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net (continued)

	June 30, 2019	December 31, 2018
	(unaudited)
Currency
US Dollar	41,515	52,342
Argentine Peso	65,758	42,896
Uruguayan Peso	726	534
Brazilian Reais	86,535	101,734
	194,534	197,506

As of June 30, 2019 trade receivables of US$ 9,480 (December 31, 2018: US$ 5,052) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 301 and US$ 318 are over 6 months in June 30, 2019 and December 31, 2018, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18.    Inventories

	June 30, 2019	December 31, 2018
	(unaudited)
Raw materials	90,387	48,140
Finished goods (Note 5) (i)	110,463	79,758
Others	3	204
	200,853	128,102

(i): Finished goods of Crops reportable segment are valued at fair value.

19.    Cash and cash equivalents

	June 30, 2019	December 31, 2018
	(unaudited)
Cash at bank and on hand	101,458	197,544
Short-term bank deposits	36,532	76,091
	137,990	273,635

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20. Shareholder´s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2018	122,382	1,092,507
Restricted shares vested	—	4,768
Purchase of own shares	—	(13,206)
At June 30, 2018	122,382	1,084,069

At January 1, 2019	122,382	1,084,076
Restricted share vested	—	4,455
At June 30, 2019	122,382	1,088,531

Share Repurchase Program

On September 12, 2013, the Board of Directors of the Company authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has been renewed by the Board of Directors after each 12-month period. On August 14, 2018, the Board of Directors approved the renewal of the Program and extension of the term for an additional twelve-month period ending on September 23, 2019.

Repurchases of shares under the program may be made from time to time (i) in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations; and (ii) through privately negotiated transactions. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of June 30, 2019, the Company repurchased an aggregate of 8,421,549 shares under the program, of which 3,075,270 have been utilized to cover the exercise of the Company’s employee stock option plan and restricted stock units plan. During the period ended June 30, 2019 and 2018 the Company repurchased shares for an amount of nill and US$ 15,725, respectively. The outstanding treasury shares as of June 30, 2019 totaled 4,602,997.

21.        Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of June 30, 2019, nil options (June 30, 2018: nil) were exercised, and nil options (June 30, 2018: 2,575) were forfeited, and 594,879 options were expired (June 30, 2018: nil).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.        Equity-settled share-based payments (Continued)

(b)	Restricted Share and Restricted Stock Unit Plan

As of June 30, 2019, the Group recognized compensation expense US$ 2.5 million related to the restricted shares granted under the Restricted Share Plan (June 30, 2018: US$ 2.2 million). For the six-month period ended June 30, 2019, 766,515 Restricted Shares were granted (June 30, 2018: 550,640 Restricted Stock units), 476,847 were vested (June 30, 2018: 496,646), and 5,055 Restricted Stock Units were forfeited (June 30, 2018: 6,298).

22.        Trade and other payables

	June 30, 2019	December 31, 2018
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (Note 27)	3,251	—
Other payables	266	211
	3,517	211
Current
Trade payables	76,200	94,483
Advances from customers	2,283	3,813
Amounts due to related parties (Note 28)	—	354
Taxes payable	4,883	6,457
Payables from acquisition of property, plant and equipment (Note 27)	3,540	—
Other payables	334	1,119
	87,240	106,226
Total trade and other payables	90,757	106,437

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.        Borrowings

	June 30, 2019	December 31, 2018
	(unaudited)
Non-current
Senior Notes (*)	496,341	496,118
Bank borrowings (*)	210,128	221,971
Obligations under finance leases	—	395
	706,469	718,484
Current
Senior Notes (*)	8,250	8,250
Bank overdrafts	13,972	2,320
Bank borrowings (*)	184,525	132,862
Obligations under finance leases	—	200
	206,747	143,632
Total borrowings	913,216	862,116

(*) The Group was in compliance with the related covenants under the respective loan agreements.

As of June 30, 2019, total bank borrowings include collateralized liabilities of US$ 77,662 (December 31, 2018:
US$ 87,738). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 496.5 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Borrowings (continued)

	June 30, 2019	December 31, 2018
	(unaudited)
Fixed rate:
Less than 1 year	146,628	105,708
Between 1 and 2 years	16,772	16,287
Between 2 and 3 years	25,924	25,704
Between 3 and 4 years	35,892	43,507
Between 4 and 5 years	26,089	26,415
More than 5 years	505,704	505,456
	757,009	723,077
Variable rate:
Less than 1 year	60,119	37,724
Between 1 and 2 years	33,653	17,278
Between 2 and 3 years	26,472	29,861
Between 3 and 4 years	21,189	22,886
Between 4 and 5 years	14,774	18,251
More than 5 years	—	12,444
	156,207	138,444
	913,216	861,521

The breakdown of the Group´s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the notes equals US$ 478 million, 95.6% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.        Lease liabilities

	June 30, 2019	December 31, 2018
	(unaudited)
Lease liabilities
Non-current	172,487	—
Current (*)	42,679	—
	215,166	—

(*) Includes US$ 7,576 of Related parties.

The maturity of the Group's lease liabilities is as follows:

June 30, 2019
Less than 1 year	42,679
Between 1 and 2 years	53,031
Between 2 and 3 years	27,663
Between 3 and 4 years	20,682
Between 4 and 5 years	16,862
More than 5 years	54,249
215,166

25.        Payroll and social security liabilities

	June 30, 2019	December 31, 2018
	(unaudited)
Non-current
Social security payable	956	1,219
	956	1,219
Current
Salaries payable	10,651	8,841
Social security payable	3,078	3,112
Provision for vacations	9,309	9,770
Provision for bonuses	2,773	4,255
	25,811	25,978
Total payroll and social security liabilities	26,767	27,197

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.        Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2018.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27. Disposals and acquisitions

▪Acquisitions

In January 2019, the Company acquired, the remaining 50% of CHS Agro S.A. a joint venture between the Company and CHS Argentina S.A. After this acquisition, we own 100% of CHS Agro S.A. which has since been renamed as Girasoles del Plata S.A. The consideration for this operation was nominal. As a result of this transaction, the Company recognized a gain in the line item Other Operating Income of USD 0.2 million.

Net assets acquired are as follows:

Property, plant and equipment	21,800
Intangible assets, net	41
Inventories	1,866
Trade and other receivables, net	4,492
Deferred income tax liabilities	(4,546)
Trade and other payables	(1,031)
Current income tax liabilities	(5)
Payroll and Social liabilities	(153)
Borrowings	(23,062)
Cash and cash equivalents added as a result of the business combination	747
Total net assets added as a result of business combination	149
Fair value of previously held equity interest	74
Gain for bargain purchase	75

In January 2019, the Company acquired 100% of Olam Alimentos S.A. whose principal asset is a peanuts processing facility located in the Province of Córdoba, (currently Mani del Plata S.A.) from Olam International Ltd. The consideration for this acquisition was USD 10 million to be disbursed in three installments, with the first payment made at closing. This transaction qualifies as a purchase of assets.

In February 2019, the Company acquired two dairy facilities from SanCor Cooperativas Unidas Limitada ("SanCor"). The first facility is located in Chivilcoy, Province of Buenos Aires and processes fluid milk while the second facility is located in Morteros, Province of Cordoba and produces powder milk and cheese. Together with this facilities, we also acquired the brands Las Tres Niñas and Angelita. The total consideration for this operations was US$ 47 million. This transaction qualifies as a purchase of assets.

▪Disposals

In May 2018, the Group completed the sale of Q45 Negócios Imobiliários Ltda., a wholly owned subsidiary, which main underlying asset is the  Rio De Janeiro Farm, for a selling price of US$ 34 million (Reais 120 million), which was fully collected as of the date of these financial statements. This transaction resulted in a gain of US$ 22 million included in “Other operating income” under the line item “Gain from the sale of farmland and other assets”.

In June 2018, the Group completed the sale of Q43 Negócios Imobiliários Ltda., a wholly owned subsidiary , which main underlying asset is the Conquista Farm, for a selling price of US$ 18.4 million (Reais 68 million), of which US$ 5.6 million (Reais 21.4 million) has already been collected and the balance will be collected in four annual installments starting in June 2019. This transaction resulted in a gain of US$ 14 million, included in “Other operating income” under the line item “Gain from the sale of farmland and other assets”

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Disposals and acquisitions (continued)

In January 2019, we completed the sale of Q065 Negócios Imobiliários Ltda., a wholly owned subsidiary , which main underlying asset is the Alto Alegre Farm, for a selling price of US$ 16.6 million (Reais 62.5 million), of which US$ 2.2 million (Reais 8.4 million) has already been collected and the balance will be collected in seven annual installments starting in June 2019.

This transaction resulted in a gain before tax of US$ 1.5 million, and also in the reclassification of Revaluation surplus to retained earnings of U$S 8.0 million.

28.        Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income / (loss) included in the statement of income		Balance receivable / (payable)
			June 30, 2019	June 30, 2018	June 30, 2019	December 31, 2018

			(unaudited)	(unaudited)	(unaudited)
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Receivables (Note 17)	—	—	—	324
		Cost of manufactured products sold and services rendered	752	767	—	—
		Payables (Note 22)			—	(160)
		Leases liabilities (Note 24)	—	—	(7,576)	—
Girasoles del Plata S.A. (ii)	Joint venture	Services	—	36	—	—
		Sales of goods	—	44	—	—
		Payables (Note 22)	—	—	—	(194)
		Interest income	—	139	—	—
		Receivables (Note 17)	—	—	—	8,337
Directors and senior management	Employment	Compensation selected employees	(3,857)	(3,657)	(13,690)	(16,353)

(i) Shareholder of the Company.
(ii) Since February 2019, Girasoles del Plata S.A. (formerly CHS Agro S.A.) is fully part of the Group.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of June 30, 2019 and for the six-month periods ended June 30, 2019 and 2018 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of June 30, 2019, results of operations and cash flows for the six-month periods ended June 30, 2019 and 2018. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRSs.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 2.1 to the annual financial statements.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2018 except for the changes in connection with the implementation of IFRS 16 – Leases, explained in Note 24 of these Consolidated Condensed Interim Financial Statements.

Description of accounting policies in placd as of June 30, 2019, but not in place as of June 30, 2018.

Revaluation model for investment property

During the period ended September 30, 2018, the Company adopted the revaluation model for its investment property. The higher valuation resulted in the condensed consolidated statement of income for the six-month period ended June 30, 2018, as follows:

	June 30, 2018	Increase/ (Decrease)	June 30, 2018 (recast)
Other operating income	69,629	15,922	85,551
Loss before income tax	(35,898)	15,922	(19,976)
Income tax benefit	13,424	(3,981)	9,443
Loss for the period	(22,474)	11,941	(10,533)
Basic earnings per share	(0.208)	0.102	(0.106)

Description of accounting policies changed during the period.
Leases

For fiscal years beginning on January 1st 2019 and onward it is mandatory the adoption of IFRS 16 - Leases.We disclose herein the new accounting policies that have been applied from January 1, 2019, where they are different to those applied in prior periods.

IFRS 16 was adopted following the simplified approach, without restating comparative. The reclassifications and the adjustments arising from the new lease accounting rules are directly recognized in the opening balance sheet on January 1, 2019.

The Company has adopted IFRS 16 Leases from January 1, 2019, but has not restated comparatives for previous reporting period as permitted under the specific transition provisions in the Standard.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation (continued)

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. In the previous year, the Company only recognize lease liabilities in relation to leases that were classified as "Finance leases" under IAS 17 Leases. For the initial recognition, these liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019.

The adoption of IFRS 16 Leases from January 1, 2019, resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements.

Short term leases are recognized on a straight line basis as an expense in the income statement.

Right-of-use assets

The total of the right-of-use assets are included under such type in the Statement of Financial Position:

	Right of use	Lease liabilities

Closing balance as of December 31, 2018	—	—
Initial recognition	204,937	(204,937)
Reclassifications from Trade and other receivables, net	—	26,794
Opening balance as of January 1, 2019	204,937	(178,143)

The impact of the adoption of IFRS 16 did not have effect in retained earnings at January 1, 2019.

According with the adoption of IFRS 16, the new accounting policy for leases is as follows;

Leases are recognized as a right-of-use asset and corresponding liability at the date of which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

In determining the lease term, the Company considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Short term leases are recognized on a straight line basis as an expense in the income statement.

Accounting as lessee

The Company recognizes a right-of-use asset and a lease liability at the commencement date of each lease contract that grants the right to control the use of an identified asset during a period of time. The commencement date is the date in which the lessor makes an underlying asset available for use by the lessee.

The Company applied exemptions for leases with a duration lower than 12 months, with a value lower than thirty thousand dollars and/or with clauses related to variable payments. These leases have been considered as short-term leases and, accordingly, no right-of-use asset or lease liability have been recognized.

The weighted average lessee’s incremental borrowing rate applied  to lease liabilities recognised in the statement of financial osition at the date of initial application was 7.04%.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation (continued)

At initial recognition, the right-of-use asset is measured considering:

•	The value of the initial measurement of the lease liability;

•	Any lease payments made at or before the commencement date, less any lease incentives; and

•	Any initial direct costs incurred by the lessee; and

After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability.

Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract.

The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including the following concepts:

•	Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;

•	Amounts expected to be payable by the lessee under residual value guarantees;

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease;

•	Fixed payments, less any lease incentives receivable;

•	Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;

•	Amounts expected to be payable by the lessee under residual value guarantees;

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

After the commencement date, the Company measures the lease liability by:

•	Increasing the carrying amount to reflect interest on the lease liability;

•	Reducing the carrying amount to reflect lease payments made; and

•	Re-measuring the carrying amount to reflect any reassessment or lease modifications.

The above mentioned inputs for the valuation of the right of use assets and lease liabilities including the determination of the contracts within the scope of the standard, the contract term ant interest rat used in the discounted cash flow involved a high degree of management´s estimations.

Early adoption of IFRS 3 Amendment
The IASB has issued narrow-scope amendments to IFRS 3,'Business combinations', to improve the definition of a business.

The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation (continued)

Entities are required to apply the amendments to transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2020. The Company applied this amendment form the period beginning on 1 January 2019.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a "non-stop" or "continuous" harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

30.    Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2018 described in Note 33.

The accompanying notes are an integral part of these condensed consolidated interim financial statements